ARTICLES OF AMENDMENT

The Charter of Monmouth Real Estate Investment Corporation (“the Company”), a Maryland corporation, is hereby amended to authorize the Company to issue an additional 10,817,250 shares of common stock.

1.

This Amendment was approved by a majority of the entire Board of Directors on February 23, 2011.

2.

This Amendment is expressly authorized by Section 2-105(a)12 of the Maryland Code, and may be made without action by the stockholders.

3.

As a result of the amendment filed on October 12, 2010, the total number of shares of stock that the Company had authority to issue immediately before this Amendment was 46,322,500, classified as 39,182,750 shares of common stock, par value $.01 per share, 2,139,750  shares of preferred stock, par value $.01 per share, and 5,000,000 shares, par value $.01 per share of excess stock.  The total number of shares of stock that the Company has authority to issue as per this Amendment is 57,139,750, classified as 50,000,000 shares of common stock, par value $.01 per share, 2,139,750 shares of preferred stock, par value $.01 per share, and 5,000,000 shares of excess stock, par value $.01 per share.

4.

The Company has authority to issue common stock, preferred stock and excess stock as set forth in paragraph 3 above.

5.

The par value of each share of stock is $.01.

6.

The aggregate par value of all of the shares of authorized stock is now $571,397.50.

We, the undersigned President and Secretary, swear under penalties of perjury that the foregoing is a corporate act.

Dated:

February 28, 2011

      /s/ Eugene W. Landy

By:

Eugene Landy, President

Monmouth Real Estate Investment Corporation

    /s/ Elizabeth Chiarella

By:

Elizabeth Chiarella, Secretary

Monmouth Real Estate Investment Corporation

State of New Jersey

:

:   S.S.

County of Monmouth

:

Sworn and subscribed to before me this 28th day of February, 2011.

/s/ Robin Offsey

Robin Offsey

Notary Public